Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 000-26387


BE ANNOUNCES SPECIAL STOCKHOLDERS MEETING DATE OF NOVEMBER 12, 2001


San Jose, Calif., October 9, 2001 - Be Incorporated (Nasdaq: BEOS) announced today that Palm Inc.'s Registration Statement on Form S-4, containing the prospectus/proxy statement relating to the sale of substantially all of Be's intellectual property and other technology assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. and the subsequent proposed dissolution of Be, has been declared effective by the Securities and Exchange Commission.

It is expected the prospectus/proxy statement will be mailed on or about October 10, 2001 to Be stockholders of record on October 4, 2001. Upon receipt, the stockholders of Be Incorporated are urged to read the prospectus/proxy statement and any other relevant documents filed with the Securities and Exchange Commission("SEC") because they contain important information. As indicated in the prospectus/proxy statement, the Be special stockholders meeting is scheduled for November 12, 2001.

Be stockholders may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number: Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: (650)-462-4100.

Please read the prospectus/proxy statement carefully before making a decision concerning the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc., and the dissolution of Be. Be, its officers, directors, employees and agents may be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the prospectus/proxy statement.